SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Supernus Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

868459108
(CUSIP Number)

Orchard Hill Capital Management LP 152 W. 57th Street, 41st Floor
New York, NY 10019
Attention: Mitchell Vogel
(212) 521-1150
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868459108	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Orchard Hill Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 224,419 Shares 2,020,663 Shares issuable upon conversion of Convertible Notes
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 224,419 Shares 2,020,663 Shares issuable upon conversion of Convertible Notes
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 224,419 Shares 2,020,663 Shares issuable upon conversion of Convertible Notes
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.99% (See Item 5)
14	TYPE OF REPORTING PERSON IA

CUSIP No. 868459108	SCHEDULE 13D/A	Page 3 of 4 Pages

     This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 7, 2014 (the "Original Schedule 13D") and Amendment No. 1 filed with the SEC on September 9, 2014 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.001 per share, of Supernus Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 5 and 7 as set forth below. This is the final amendment to the Schedule 13D and is an exit filing for the Reporting Person.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 2,245,082 Shares (including the Convertible Notes) reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $15,550,856. Such Shares (and the Convertible Notes) were acquired with the working capital of the Fund and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares or Convertible Notes reported herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and the percentage of the Shares beneficially owned by the Reporting Person. The percentage reported in this Amendment No. 2 is calculated based upon the 42,930,326 Shares reported to be outstanding as of October 31, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2014, and assumes conversion of the Convertible Notes.

(b)	See rows (7) through (10) of the cover page to this Amendment No. 2 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference.

(e)	December 8, 2014.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares During the Last 60 Days.

CUSIP No. 868459108	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2014

ORCHARD HILL CAPITAL MANAGEMENT LP

By:	/s/ Mitchell Vogel
Name:	Mitchell Vogel
Title:	Chief Financial Officer